Kenloc, Inc.

510 Shannon Way #2306

Redwood City, CA 94065

April 24, 2019

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cancellation of Request for Acceleration for Kenloc, Inc. Registration Statement Filed on Form S-1 (File No. 333-230996)

Ladies and Gentlemen:

Pursuant to Rule 461, Kenloc, Inc., a Nevada corporation (the “Registrant”) hereby requests to cancel the acceleration request of the effective date of the Registration Statement on Form S-1 (File No. 333-230996), (the “Registration Statement”), and we will file the acceleration request at a later date.

Sincerely,

Kenloc, Inc.

/s/ Lucas Wu Yu

Lucas Wu Yu, CEO